August 11, 2011

VIA EDGAR

Debbie Skeens, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 811-10509 and 333-70754

Dear Ms. Skeens:

On behalf of the above-referenced registrant, set forth below are certain comments that you provided on July 22, 2011 concerning Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on June 17, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

This letter addresses those comments for which you requested a response prior to the date the Trust files its next post-effective amendment.  The Trust will respond to the other comments that you provided in a letter that will be filed with its next post-effective amendment, which the Trust expects to file on August 16, 2011.

PROSPECTUSES

General

1.
Certain Portfolios that serve as underlying funds also are structured as funds-of-funds.  Please explain supplementally the legal basis under Section 12 of the 1940 Act for this structure and how the insurers obligations under Section 26(f) of the 1940 Act (e.g., reasonableness of fees) are met given this structure.

None of the Trust’s funds-of-funds Portfolios serve as underlying funds to other funds-of-funds Portfolios of the Trust or EQ Advisors Trust.  In accordance with the exemption provided by Section 12(d)(1)(G) of the 1940 Act, shares of the Trust’s

Debbie Skeens, Esq.
August 11, 2011

fund-of-funds Portfolios that rely on Section 12(d)(1)(G) are not sold to other portfolios of the Trust or EQ Advisors Trust.

Fee Table

2.
The Multimanager Core Bond Portfolio discloses that it may invest in Underlying Portfolios, but the fee table for this Portfolio does not include Acquired Fund Fees and Expenses.  Please confirm supplementally that no Acquired Fund Fees and Expenses should be disclosed per Item 3 of Form N-1A.

The Trust confirms that the fee table for the Multimanager Core Bond Portfolio does not require a line item for Acquired Fund Fees and Expenses.

Principal Risks

3.	Confirm supplementally that each type of derivative instrument named in the Derivatives Risk disclosure is consistent with the overall investment strategy of a Portfolio.

The Trust notes that the Derivatives Risk disclosure in the section of the prospectuses entitled “The Principal Risks of Investing in the Portfolio” does not refer to specific types of derivative instruments.  The Trust confirms, however, that the types of derivative instruments named in each Portfolio’s principal investment strategy disclosure are consistent with that Portfolio’s overall investment mandate.

More About Investment Strategies & Risks – Risks

4.
In the AXA Allocation and Target Allocation Portfolios’ prospectuses, Derivatives Risk is listed as a general risk of each Portfolio.  Please explain the extent to which each Portfolio invests in derivatives and under what circumstances a Portfolio invests in derivatives.  If derivatives are a principal investment strategy of a Portfolio, please disclose this fact in the summary section of the Prospectus.

The AXA Allocation and Target Allocation Portfolios do not currently invest in derivatives.  The Trust notes that the introductory sentence under “General Risks of the AXA Allocation Portfolios and the Underlying Portfolios” and “General Risks of the Target Allocation Portfolios and the Underlying Portfolios” states that “each of the [P]ortfolios and the Underlying Portfolios may be subject to certain general investment risks….”  (Emphasis added.)  Derivatives Risk is included in this section of the prospectuses because it may be a general investment risk of an Underlying Portfolio.  The AXA Allocation and Target Allocation Portfolios’ exposure to

Debbie Skeens, Esq.
August 11, 2011

Derivatives Risk is solely through their investments in Underlying Portfolios that invest in derivatives.

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Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:           Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP